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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1

                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUPER FOOD SERVICES, INC.
                           (Name of Subject Company)

                          NFC ACQUISITION CORPORATION
                              NASH-FINCH COMPANY
                                   (Bidders)

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  867884 10 8
                     (CUSIP Number of Class of Securities)

                            NORMAN R. SOLAND, ESQ.
                              NASH-FINCH COMPANY
                           7600 FRANCE AVENUE SOUTH
                            EDINA, MINNESOTA 55435
                                (612) 844-1153

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                with copies to:

                             MARK A. KIMBALL, ESQ.
                         OPPENHEIMER WOLFF & DONNELLY
                            3400 PLAZA VII BUILDING
                            45 SOUTH SEVENTH STREET
                         MINNEAPOLIS, MINNESOTA 55402
                                (612) 344-9272


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                             CUSIP NO. 867884 10 8

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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:  NFC ACQUISITION CORPORATION

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2)   Check the Appropriate Box if a member of a Group*

     /  /   (a)
                ---------------------------------------------------------------
     /  /   (b)
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3)   SEC Use Only
                    -----------------------------------------------------------

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4)   Sources of Funds  BK, AF

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5)   /  /  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(e) or 2(f).

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6)   Citizenship or Place of Organization DELAWARE

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7)   Aggregate Amount Beneficially Owned by Each Reporting Person 577,491*

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8)   /  /  Check if the Aggregate Amount in Row 7 Excludes Certain Shares

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9)   Percent of Class Represented by Amount in Row 7 APPROXIMATELY 5.2%*

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10)  Type of Reporting Person CO

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*Nash-Finch Company ("Parent") and NFC Acquisition Corporation ("Purchaser")
and certain of the officers and directors of Super Food Services, Inc. (the "Company"), including Jack Twyman, the Chairman and Chief Executive Officer, who are stockholders of the Company (the "Tendering Stockholders") have entered into a Stockholder Agreement, dated as of October 8, 1996 (the "Stockholder Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Tendering Stockholders agreed to tender (and not withdraw, subject to certain exceptions) pursuant to the Offer to Purchase dated October 9, 1996 (the "Offer to Puchase"), and before the Expiration Date (as defined in the Offer to Purchase) all of the Shares owned of record or beneficially by such Tendering Stockholders on the date of the Stockholder Agreement,


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together with any Shares thereafter acquired by any such Tendering
Stockholders prior to the termination of the Stockholder Agreement. The Tendering Stockholders own in the aggregate 577,491 Shares, which represent approximately 5.2% of all Shares outstanding on October 8, 1996. The number of Shares subject to the Stockholder Agreement is reflected in rows 7 and 9 of the table above. The Stockholder Agreement will remain in effect until the earlier of the following: (i) the date of termination of the Agreement and Plan of Merger dated as of October 8, 1996 among Parent, Purchaser and the Company (the "Merger Agreement") and (ii) the Effective Date (as defined in the Offer to Purchase). The Stockholder Agreement is more fully described in Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase. Neither the Purchaser nor Parent will have any voting or dispositive power with respect to the Shares which are the subject of the Stockholder Agreement until acceptance and payment for such Shares is made pursuant to the Offer to Purchase, and the Purchaser and Parent expressly disclaim beneficial ownership of such Shares.














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                             CUSIP NO. 867884 10 8
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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons: NASH-FINCH COMPANY

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2)   Check the Appropriate Box if a member of a Group*

     /  /  (a)
               ----------------------------------------------------------------
     /  /  (b)
               ----------------------------------------------------------------

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3)   SEC Use Only
                   ------------------------------------------------------------

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4)   Sources of Funds BK

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5)   /  / Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(e) or 2(f).

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6)   Citizenship or Place of Organization DELAWARE

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7)   Aggregate Amount Beneficially Owned by Each Reporting Person 577,491*

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8)   /  / Check if the Aggregate Amount in Row 7 Excludes Certain Shares

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9)   Percent of Class Represented by Amount in Row 7 APPROXIMATELY 5.2%*

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10)  Type of Reporting Person CO

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*Nash-Finch Company ("Parent") and NFC Acquisition Corporation ("Purchaser")
and certain of the officers and directors of Super Food Services, Inc. (the "Company"), including Jack Twyman, the Chairman and Chief Executive Officer, who are stockholders of the Company (the "Tendering Stockholders") have entered into a Stockholder Agreement, dated as of October 8, 1996 (the "Stockholder Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Tendering Stockholders agreed to tender (and not withdraw, subject to certain exceptions) pursuant to the Offer to Purchase dated October 9, 1996 (the "Offer to Purchase"), and before the Expiration Date (as defined in the Offer to Purchase) all of the Shares owned of

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record or beneficially by such Tendering Stockholders on the date of the
Stockholder Agreement, together with any Shares thereafter acquired by any such Tendering Stockholders prior to the termination of the Stockholder Agreement. The Tendering Stockholders own in the aggregate 577,491 Shares, which represent approximately 5.2% of all Shares outstanding on October 8, 1996. The number of Shares subject to the Stockholder Agreement is reflected in rows 7 and 9 of the table above. The Stockholder Agreement will remain in effect until the earlier of the following: (i) the date of termination of the Agreement and Plan of Merger dated as of October 8, 1996 among Parent, Purchaser and the Company (the "Merger Agreement") and (ii) the Effective Date (as defined in the Offer to Purchase). The Stockholder Agreement is more fully described in Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase. Neither the Purchaser nor Parent will have any voting or dispositive power with respect to the Shares which are the subject of the Stockholder Agreement until acceptance and payment for such Shares is made pursuant to the Offer to Purchase, and the Purchaser and Parent expressly disclaim beneficial ownership of such Shares.

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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed on October 8, 1996 by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Nash-Finch Company, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of Common Shares, par value $1.00 per share, of Super Food Services, Inc., a Delaware corporation (the "Company"), at $15.50 per share, net to the seller in cash, without interest, hereby amends such statement on Schedule 14D-1 to add the following supplemental information:

ITEM 10.  ADDITIONAL INFORMATION.

     On October 29, 1996, Parent issued a press release, a copy of which is attached hereto as exhibit (g)(1) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(1)--Text of Press Release dated October 29, 1996.


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                                    SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  October 29, 1996               NASH-FINCH COMPANY

                                       By:      /s/ Alfred N. Flaten
                                          ------------------------------------
                                                    Alfred N. Flaten
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER



                                       NFC ACQUISITION CORPORATION

                                       By:      /s/ Alfred N. Flaten
                                          ------------------------------------
                                                    Alfred N. Flaten
                                                       PRESIDENT





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                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
  (g)(1)          Text of Press Release dated October 29, 1996